Exhibit 99.2

BRENMILLER ENERGY LTD. SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: August 25, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To Approve the adoption of a New Compensation Policy for the Company’s officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*.

*	If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal 1.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1

2.	To approve grant of equity-based compensation and the renewal of employment agreement and Terms of Compensation to Mr. Brenmiller for a period of three (3) years, all as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*	If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal 2.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

3.	To Approve the appointment of Ms. Chen Franco-Yehuda as an external Director of the Company and her entitlement for compensation as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*.

*	If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal 3.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3

4.	To Approve a grant of options to purchase Ordinary Shares to all Non-Executive Directors as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.